Exhibit 3.4

AMENDMENTS TO THE AMENDED AND RESTATED CODE OF REGULATIONS

OF CITIZENS INDEPENDENT BANCORP, INC.

Approved by the Shareholders on May 6, 2014

RESOLVED, that Section 2.02(A) of the Company’s Amended and Restated Regulations be, and it hereby is, deleted in its entirety and replaced with the following new Section 2.02(A):

2.02(A). The Directors shall be divided into three classes as nearly equal in number as the then fixed number of directors permits, with the term of office of one class expiring each year. A separate election for each class of directors shall be held at the 2014 annual meeting of the shareholders. The directors elected to the first class shall hold office for a term expiring in 2015; the directors elected to the second class shall hold office for a term expiring in 2016; and the directors elected to the third class shall hold office for a term expiring in 2017. At each annual meeting of shareholders, successors to the class of directors whose term expires shall be elected to hold office for a three-year term. A director shall hold office until the annual meeting for the year in which his term expires and until his successor is duly elected and qualified, or until his earlier resignation, removal from office, or death. In the event of any increase in the number of directors of the corporation, the additional directors shall be similarly classified in such a manner that each class of directors shall be as equal in number as possible. In the event of any decrease in the number of directors of the corporation, such decrease shall be effected in such a manner that each class of directors shall be as equal in number as possible.

Any director appointed to fill a vacancy of a director that resigns, retires, is removed, or otherwise ceases to serve prior to the end of such director’s term in office, shall hold office until the next election of the class for which such director has been chosen, and until that director’s successor has been elected and qualified or until his or her earlier resignation, removal or death.

RESOLVED, that Section 2.01 and Section 2.04 of the Company’s Amended and Restated Regulations be, and it hereby is, deleted in its entirety and replaced with the following new Section 2.01:

2.01. Authority and Qualifications. Except where the law, the Articles or the Regulations otherwise provide, all authority of the corporation shall be vested in and exercised by its directors. Directors must be shareholders of the corporation and must comply with the share ownership guidelines established by the Directors.

2.04. Removal. A director or directors may be removed from office by the shareholders, with or without assigning any cause, only by the vote of the holders of shares entitling them to exercise not less than eighty percent (80%) of the voting power of the corporation entitling them to elect directors in place of those to be removed. In case of any such removal, a new director may be elected at the same meeting for the unexpired term of each director removed. A director or director may be removed from office by the Directors as specified for cause and as provided under Ohio law by the affirmative vote of a majority of the total number of Directors. As used in this Section 2.04, “cause” will exist only if the director whose removal is proposed (i) has been convicted of a felony by a court of competent jurisdiction, (ii) has been adjudged by a court of competent jurisdiction to be liable for engaging in an act involving willful malfeasance that had a material adverse effect on the corporation, (iii) has failed to meet the required director qualifications as provided under the Articles or the Regulations or (iv) if the director's actions or failure to act are deemed by the Directors to be in derogation of the director's duties. Failure to elect a director to fill the unexpired term of any director removed shall be deemed to create a vacancy in the board.